Exhibit 99.7

TECHNICAL NOTICE TO INTERMEDIARIES WITH RESPECT TO THE U.S. OFFER

HARMONY GOLD MINING COMPANY LIMITED

OFFER TO EXCHANGE GOLD FIELDS ORDINARY SHARES (INCLUDING GOLD FIELDS ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES) HELD BY U.S. HOLDERS OF GOLD FIELDS

Gold Fields ADSs cannot be tendered by means of the enclosed forms of acceptance. These instructions and transmittal materials shall be used only if your clients are residents in the U.S. and hold Gold Fields ordinary shares through a South African financial intermediary or through a U.S. custodian.

October 21, 2004

To South African Intermediaries and U.S. Custodians:

On behalf of Harmony Gold Mining Company Limited, a company organized under the laws of the Republic of South Africa, we hereby inform South African financial intermediaries and U.S. custodians of Harmony’s offer to exchange (i) 1.275 newly issued ordinary shares, nominal value Rand 0.50 per share, of Harmony for each tendered ordinary share of Gold Fields Limited, a company organized under the laws of the Republic of South Africa, nominal value Rand 0.50 per share; and (ii) 1.275 newly issued American depositary shares, or ADSs (each ADS representing one Harmony ordinary share), of Harmony (each Gold Fields ADS representing one Gold Fields ordinary share), in each case on the terms and subject to the conditions set forth in the prospectus, dated October 21, 2004 (the “prospectus”), and the related letter of transmittal and forms of acceptance (collectively, the “U.S. offer”).

The U.S. offer is being made separately from a South African offer, which is open to holders of Gold Fields ordinary shares who are located in South Africa and to holders of Gold Fields ordinary shares who are located outside of South Africa and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the South African offer. The U.S. offer and the South African offer are being made on substantially similar terms and completion of the offers is subject to the same conditions. Terms used in this document to the extent not defined herein shall have the same meaning as in the prospectus.

1.	Gold Fields Securities Targeted by the U.S. Offer

Harmony is offering to acquire 34.9% of Gold Fields’ issued share capital, including Gold Fields ordinary shares represented by Gold Fields ADSs, and 34.9% of Gold Fields ordinary shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding Gold Fields subscription stock options.

2.	Terms of the U.S. Offer

For each Gold Fields ordinary share validly tendered and not withdrawn, the tendering holder will receive:

•	1.275 Harmony ordinary shares

For each Gold Fields ADS (each Gold Fields ADS representing one Gold Fields ordinary share) validly tendered and not withdrawn, the tendering holder will receive:

•	1.275 Harmony ADSs (each Harmony ADS representing one Harmony ordinary share)

If Gold Fields approves any dividend or any interim dividend having a payment or ex-dividend date in respect of the Gold Fields ordinary shares, including Gold Fields ordinary shares represented by Gold

Fields ADSs, before the settlement of the offers, the consideration offered in exchange for each Gold Fields ordinary share and each Gold Fields ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Gold Fields ordinary share in the manner described in the prospectus supplement under “The Offer — Consideration Offered After Payment of Gold Fields Dividends”. In respect of any Harmony ordinary share, including any Harmony ordinary shares represented by Harmony ADSs that holders receive in exchange for the Gold Fields ordinary shares or the Gold Fields ADSs that they tender in this exchange offer, such holders will be entitled to receive any interim dividend with respect to Harmony’s first quarter results that is declared on the Harmony ordinary shares and any other dividend that is paid after the settlement of this exchange offer.

Holders of Gold Fields subscription stock options or warrants if any who wish to tender into the U.S. offer must first exercise their options or warrants and then tender the underlying Gold Fields ordinary shares on or prior to the expiration date of the U.S. offer in order to participate in the U.S. offer.

The U.S. offer began on October 21, 2004 and will end at 6:00 a.m., New York City time, on November 26, 2004, unless: (a) the South African Securities Regulation Panel (“SRP”) sets a later expiration date for the tender period of the South African offer, (b) the SRP subsequently extends the tender period of the South African offer, or (c) the offers are withdrawn prior to that time. Harmony intends that the U.S. offer and the South African offer will expire simultaneously. If the South African offer period is extended, Harmony will issue a press release announcing a corresponding extension of the U.S. offer.

The SRP may decide to extend the offer period under certain circumstances related to, among other things, the success of the offers or the initiation of a competing offer, in which case the U.S. offer period will be likewise extended. Your clients must tender their Gold Fields securities before the expiration of the U.S. offer to participate.

Gold Fields securityholders who want to exchange or tender their Gold Fields securities according to the proposed terms must submit the enclosed forms of acceptance, signed by them.

3.	Fractional Shares

No fractional Harmony ordinary shares or ADSs will be issued in connection with the U.S. offer. To the extent that Gold Fields shareholders become entitled to fractions of Harmony ordinary shares or ADSs under the terms of the U.S. offer, to the extent practicable, those fractions will be rounded to the nearest whole number. All Gold Fields ordinary shares or ADSs held by a holder will, if it comprises 0.5 or more of a Harmony ordinary share or ADS be rounded up, and, otherwise, will be rounded down to the nearest Harmony ordinary share or ADS.

4.	Conditions to the U.S. Offer

For legal reasons in order to satisfy regulatory requirements, Harmony is offering to acquire 34.9% of the outstanding Gold Fields securities through two separate offers:

•	a U.S. offer open to all holders of Gold Fields ordinary shares who are located in the United States and to all holders of Gold Fields ADSs, wherever located;

•	a South African offer open to all holders of Gold Fields ordinary shares who are located in South Africa and to holders of Gold Fields ordinary shares who are located outside of the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the South Africa offer.

Taken together, the U.S. offer and the South African offer are for 34.9% of the outstanding Gold Fields ordinary shares, including Gold Fields ordinary shares represented by Gold Fields ADSs, and Gold Fields ordinary shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding Gold Fields stock options. According to Gold Fields’ recent filings, there are 491,492,520 Gold Fields ordinary shares outstanding and based on the best available public information. Of these, based on publicly available information, we estimate that 89,502,813 Gold Fields ordinary shares are represented by Gold Fields ADSs and, in addition, we estimate that up to approximately 63,461,593 Gold Fields ordinary shares are held by holders who are located in the United States.

The South African offer and the U.S. offer commenced on October 21, 2004. The South African and the U.S. offer are being made on substantially similar terms and completion of the offers is subject to the same conditions. However, holders of Gold Fields ordinary shares who are located in the United States and all holders of Gold Fields ADSs, wherever located, do not have the right to tender their Gold Fields securities in the South African offer and holders of Gold Fields ordinary shares who are not located in the United States do not have the right to tender their Gold Fields ordinary shares in the U.S. offer. This prospectus covers only the U.S. offer for Gold Fields securities.

In addition, Harmony’s obligation to complete the U.S. offer is subject to the condition that the issuance of additional Harmony ordinary shares to be issued on completion of the U.S. offer and the South African offer has been duly approved by the shareholders of Harmony at an extraordinary meeting of shareholders to be held for this purpose, among others, on or about November 12, 2004. This condition is referred to as the “share issuance condition”.

The South African offer is not being made, directly or indirectly, in or into, and may not be accepted in or from, the United States. Copies of the offer documentation being used in the South African offer and any related materials are not being and should not be mailed or otherwise distributed or sent in or into the United States.

The distribution of this prospectus and the making of this U.S. offer may, in some jurisdictions, be restricted by law. The U.S. offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the U.S. offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this prospectus should inform themselves of and observe any and all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. We do not assume any responsibility for any violation by any person of any of these laws or restrictions.

5.	Centralization of the Orders

You will notify the ADS Exchange Agent of the number of Gold Fields securities for which you received tender orders and deliver the corresponding securities to the ADS Exchange Agent according to the procedures described in the notice of the ADS Exchange Agent Model forms of acceptance to be used by holders of Gold Fields securities in accepting the U.S. offer and tendering Gold Fields securities are attached hereto.

6.	Results of the Offers

In accordance with JSE and SRP regulations, Harmony will publish an announcement through SENS, the JSE news service, and through a simultaneous announcement in the press within 4 business days following the expiration date.

7.	Right to Dividends

Dividend of Harmony

In respect of the Harmony ordinary shares, including Harmony ordinary shares represented by Harmony ADSs, that holders receive in exchange for their Gold Fields securities, such holders will be entitled to receive any dividend that is paid after the settlement of the offer.

For additional details, see the prospectus under “The Offer — Entitlement to Harmony Dividends”.

Dividend of Gold Fields

If Gold Fields approves any dividend or any interim dividend having a payment or ex-dividend date in respect of the Gold Fields ordinary shares, including Gold Fields ordinary shares represented by Gold Fields ADSs, before the settlement of the U.S. offer, the consideration offered in exchange for each Gold Fields ordinary share and each Gold Fields ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Gold Fields ordinary share, in the manner described in the prospectus under “The Offer — Consideration Offered after Payment of Gold Fields Dividends”.

8.	Listing of Harmony Ordinary Shares and Harmony ADSs

Harmony ordinary shares are listed on the JSE and trade under the symbol “HAR”. Harmony ordinary shares and Harmony ADSs are listed on the NYSE and Harmony ADSs trade under the symbol “HMY”. The ordinary shares of Harmony are also listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange and are listed on the Premier Marché of Euronext Paris. Harmony’s International Depositary Shares are listed on Euronext Brussels. Harmony will apply for the supplemental listing on the JSE of the Harmony ordinary shares to be issued in these offers. Harmony will apply for the supplemental listing on the NYSE of the Harmony ADSs to be issued in the U.S. offer and, for listing purposes only and not for trading purposes, will apply for the supplemental listing of the Harmony ordinary shares that are represented by such newly issued Harmony ADSs. Harmony will comply with all of the usual requirements of these exchanges within the time periods specified by these exchanges.

9.	Tax Regime Governing the U.S. Offer

Please refer to the “Material South African Tax and U.S. Federal Income Tax Consequences” section in the prospectus for a discussion of the tax implications of the U.S. offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The U.S. offer and withdrawal rights will expire at 6:00 a.m., New York City time, on November 26, 2004, unless extended or withdrawn prior to that time. You should forward a copy of the prospectus to your U.S. clients.

Any inquiries that you have with respect to the U.S. offer should be addressed to MacKenzie Partners, Inc., the information agent, at 105 Madison Avenue, New York, New York 10016, (212) 929-5500. You may request copies of the prospectus and prospectus supplement from the information agent.

Very truly yours,

HSBC Securities (USA) Inc.

Investec (US) Inc.

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